Questcor Pharmaceuticals, Inc.
3260 Whipple Rd.
Union City, CA 94587
July 24, 2009
VIA FACSIMILE (510) 400-0799 AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Rosenthall, Division of Corporate Finance
Re:	Questcor Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009
File No. 001-14758
Responses to United States Securities and Exchange Commission Staff (“Staff”) comments made by Letter dated July 1, 2009
Dear Mr. Rosenthall:
     Set forth below are the responses of Questcor Pharmaceuticals, Inc. (the “Company”) to Staff comments made by letter dated July 1, 2009 (the “Comment Letter”), in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, filed March 16, 2009 (File No. 001-14758) (the “Form 10-K”) and the Company’s Schedule 14A for the 2009 Annual Meeting of Shareholders, filed on April 17, 2009 (File No. 001-14758) (the “Proxy Statement”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments as set forth in the Comment Letter.
Item I. Business, page 3
General

1.	On page 11, you state, “We utilize CuraScript, a third party specialty distributor, to distribute Acthar. We rely on CuraScript for all of our proceeds from sales of Acthar in the United States. The outsourcing of these functions is complex, and we may experience difficulties that could reduce, delay or stop shipments of Acthar. If we encounter such distribution problems, Acthar distribution could become disrupted, resulting in lost revenues or customer dissatisfaction.” Please revise to provide a description of each of the material terms of your distribution agreement, including, but not limited to any payment provisions, material obligations that must be met to keep the agreement in place, term and termination provisions. In addition, please file a copy of the agreement as an exhibit. Alternatively, please provide us with a detailed analysis which supports your apparent conclusion that you are not substantially dependent on this distribution agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments
     Company Response: We supplementally disclose the following description of the material terms of our agreement with CuraScript SD:
     In June 2007, we entered into an Exclusive Wholesale Product Purchase Agreement (the “CuraScript Agreement”) with CuraScript SD Specialty Distribution (“CuraScript SD”) to distribute Acthar. CuraScript SD sells Acthar primarily to hospitals and specialty pharmacies. The CuraScript Agreement has an initial term of three years and renews automatically for additional one-year terms, unless either party provides written notice of non-renewal at least sixty days prior to expiration of the then-current term. Early termination is permissible, among other reasons, by either party (a) for any reason with 90 days’ written notice or (b) for breach of a material term with 60 days’ written notice.
     Certain provisions of the CuraScript Agreement were amended in 2007 and 2008. Pursuant to these amendments, we sell Acthar to CuraScript SD at a discount of $230 from our list price as compensation for CuraScript SD’s specialty distribution services. Currently, the discounted sales price to CuraScript SD is $23,039 per vial and the stated list price remains at $23,269. The amount of the discount to CuraScript SD is subject to annual adjustments based on changes to the Consumer Price Index. Also under the terms of the amended CuraScript Agreement, the payment terms are reduced from 60 days to 30 days from when product is received by CuraScript SD. If, in our sole discretion, we reduce the price of Acthar, CuraScript SD will receive a shelf-stock adjustment credit based upon the amount of product in their inventory at the time of the price reduction. We will supply replacement product to CuraScript SD on product returned to us from one month prior to expiration to three months post expiration.
     We note the Staff’s reference to Item 601(b)(10)(ii)(B) of Regulation S-K and supplementally submit that we determined, based on an analysis of our business, that we are not substantially dependent upon any individual distributor agreement, including the CuraScript Agreement. In addition, we determined that the CuraScript Agreement and our other distributor agreements have been entered into by us in the ordinary course of business and are not individually material to our business. In the event that we were unable to continue to obtain distribution services from CuraScript SD, we would be able to choose among several other specialty distributors to distribute Acthar. In selecting CuraScript SD as its specialty distributor in June 2007, Questcor received competitive bids from other specialty distributors who would have been able to provide equivalent services. Thus, we believe that the marketplace for specialty drug distribution is such that Questcor would be able to reach commercially reasonable terms for distribution of Acthar within the early termination notice periods set forth in the CuraScript Agreement. Therefore, we concluded that none of our distributor agreements, including the CuraScript Agreement, need to be filed as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments
Schedule 14A filed on April 17, 2009
Compensation Discussion and Analysis

Process for Determining Executive Officer Compensation at Questcor, page 13

2.	On page 14, you disclosed that your Compensation Committee and management each consulted independent compensation survey data to assist it in determining market pay practices for compensating executive officers. You also stated that “the survey data was reviewed to compare the Company’s compensation levels to market compensation levels, taking into consideration the other companies’ size and industry, and the individual executive officer’s level of responsibility.” Please provide additional disclosure on how your compensation committee uses this information in determining compensation. Based on your disclosure on pages 17-18, it appears that your compensation committee’s recommendation for Mr. Bailey’s compensation package was based in part on this compensation survey data. If your compensation committee uses this data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision, please revise to disclose the name of the survey, if available, or provide the names of each of these companies used in the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

Company Response: We supplementally disclose that we utilize the Radford Global Life Science Survey, Top 5’s Executive Pay in the Biopharmaceutical Industry Report and the Culpepper Salary Survey for Executive Pay in the Pharmaceutical Industry to assist us in determining market pay practices for compensating our executive officers. As we describe on pages 13 and 14 of our Proxy Statement, the compensation data that we use to compare the levels and elements of compensation that we provide our executive officers generally consists of both published surveys and a specific peer group. The survey data and the peer group company data are complementary to one another. The Compensation Committee uses the data contained in both surveys as an additional reference point to base, justify and provide a framework to ensure that the compensation that the Compensation Committee has determined to be paid to Questcor’s executive officers is appropriate considering all of the various reviewed data points. We hereby confirm that we will identify the specific surveys used and clarify the use of such data in our future filings with the Commission.
Annual Performance-Based Cash Awards, page 14
3.	Your Compensation Discussion and Analysis does not specifically disclose all corporate goals nor any individual performance goal used to determine your named executive officers’ bonus payments. Please provide us with draft disclosure for your 2009 proxy statement which provides the following:
•	The specific performance objectives;

•	Confirmation that you will discuss the achievement of the objectives; and

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments
•	A discussion of how the level of achievement will affect the actual bonuses to be paid.
To the extent that the objectives are quantified, the discussion in your proxy statement should also be quantified.
Company Response: We hereby confirm that we will provide a narrative discussion concerning the identification of our executive officers’ specific personal and corporate performance objectives, the achievement of such objectives and how these goals and other qualitative factors translated into the actual bonuses paid, in future filings with the Commission. We also confirm that we will disclose the specific operating income measurement, including the minimal threshold level, in our future filings with the Commission. Our affirmations regarding our compensation disclosures contained herein that relate to our future filings with the Commission are subject to any changes in applicable law or regulations adopted prior to such future filings.
     We also supplementally advise the Staff that for 2009, the Compensation Committee and Board of Directors have determined that our corporate goals generally consist of the following:

Corporate Goal	Objective Weight	Level of Attainment(1)
Achieve operating income measurement	60% (scalable, with achievement of minimal threshold level receiving 67% credit)

Obtain FDA approval of sNDA for Infantile Spasms for Acthar	10%

Increase MS-related sales of Acthar	15%

Develop corporate strategic programs	15%

(1)  At the conclusion of the year, the Compensation Committee and the Board of Directors shall determine the Company’s actual level of attainment of each corporate goal.
     We further supplementally advise the Staff that for 2009, our executive officers’ incentive compensation will be based upon the level of achievement of the following explicit personal objectives, although the final weighting of each objective and the actual amount of cash bonuses that may be awarded to the specific executive officer remains subject to the discretion of our Board of Directors (which may result in bonuses substantially in excess of or less than the incentive target), based upon the recommendation of the Compensation Committee:

Named		2009
Executive		Base	Incentive		Objective	Level of
Officer	Position	Salary	Target(1)	Objective	Weight	Attainment(2)
Don M. Bailey	President and Chief Executive Officer	$546,000	65%	Achieve operating income measurement (scalable, with achievement of minimal threshold level receiving 67% credit)	60%

				Obtain FDA approval of sNDA for Infantile Spasms for Acthar	10%

				Increase MS-related sales of Acthar	15%

				Develop Strategic, Administrative and Succession Planning Programs	15%

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments

Named		2009
Executive		Base	Incentive		Objective	Level of
Officer	Position	Salary	Target(1)	Objective	Weight	Achievement(2)
Stephen Cartt	Executive Vice President, Corporate Development	$364,000	55%	Achieve operating income measurement (scalable, with achievement of minimal threshold level receiving 67% credit)	60%

				Obtain FDA approval of sNDA for Infantile Spasms for Acthar	10%

				Increase MS-related sales of Acthar	15%

				Develop corporate strategic programs	15%

Dave Medeiros	Senior Vice President, Pharmaceutical Operations	$338,000	45%	Manage Acthar operational requirements	75%
				Analyze the business environment for Acthar and determine appropriate strategies	10%

				Manage Quality Control and Quality Assurance	10%

				Manage corporate information technology projects	5%

Gary Sawka	Senior Vice President, Finance and Chief Financial Officer	$260,000	45%	Manage corporate financial and accounting responsibilities	75%

				Lead or actively participate in value-added corporate projects	25%

(1)	Targets expressed as a percentage of the executive officer’s 2009 base salary.

(2)	At the conclusion of the year, the Compensation Committee and Board of Directors shall determine the actual level of attainment by each officer of his specific goals.
     Following that determination, the Compensation Committee and Board of Directors applies their judgment and adjusts the calculated amount. The adjustment accounts for other factors that impacted our corporate performance and the executive officer’s role in those results. As a result, the Compensation Committee and Board of Directors use a quantitative approach to measure objective criteria, but exercise appropriate discretion in recommending and determining performance compensation and can approve bonuses substantially in excess of or substantially less than the previously established target bonuses or the amounts resulting from the attainment calculations.
     For Messrs. Medeiros and Sawka, who do not have corporate goals as their explicit, personal objectives, the aggregate performance target result of their individual achievement of their personal goals calculation is multiplied by the percentage of the overall level of achievement by the Company of the Company’s corporate goals to determine their baseline incentive award. For purposes of this multiplication, this corporate multiplier has an upper limit of 100%.

Questcor Pharmaceuticals, Inc.
Responses to Staff Comments
We also acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions regarding the responses set forth herein, or require any additional information, please do not hesitate to contact me at (510) 400-0700, or Michael Mulroy, the Company’s legal counsel, at (949) 725-4095.

Very truly yours, QUESTCOR PHARMACEUTICALS, INC.
/s/ Gary Sawka
Gary Sawka
Senior Vice-President, Finance and Chief Financial Officer